W. John McGuire
Partner
202.739.5654
wjmcguire@morganlewis.com

October 6, 2009

Dominic Minore, Esq.
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	U.S. One Trust (the “Trust”) – Amendment No. 1 to the Registration Statement on Form N-1A Registration Numbers 333-160877; 811-22320

Dear Mr. Minore,

This letter responds to your comments dated September 1, 2009 on the Trust’s initial registration statement filed on July 29, 2009.  We have separately sent you two copies of the amendment, one of which is marked to show changes from the initial filing.  The following sets forth your comments, and our response to those comments.  Unless otherwise noted, capitalized terms have the same meaning as contained in the Trust’s registration statement.  All page references refer to pages of the marked copy.

Registration Statement

1.	Comment: In your response letter, discuss the Trust’s plans to register the shares of The One Fund (the “Fund”) under the Securities Exchange Act.

Response: The Trust intends to register the shares of the Fund under the Securities Exchange Act.

The Fund – Prospectus General

2.	Comment: Any information not required by Items 1-8 of new Form N-1A should be moved to a more appropriate location outside of the summary prospectus.

Response: We have made the requested change.

October 6, 2009

NYSE Arca Ticker Symbol

3.	Comment: Revise to provide a definition of the term “Fund” that is consistent with definition of the “Fund” found on page 2.

Response: We have made the requested change to the cover page of the Prospectus.

4.	Comment: Briefly clarify, in plain English, the significance of the Fund shares being not individually redeemable by the Fund but rather tradable on the NYSE Area in individual share lots.

Response: We have revised the disclosure on the cover page of the Prospectus as follows: “Shares of the Fund are listed on a national securities exchange, the NYSE Arca, and trade at market prices.  Fund shares are not individually redeemable by the Fund, but rather tradable in individual share lots.  The market price for the Fund’s shares may be different from its net asset value (“NAV”).”

Investment Objective

5.	Comment: Move the second sentence to a location in the prospectus outside the summary prospectus.

Response: We moved the sentence to page 10 of the Prospectus.

Fund Fees and Expenses

6.	Comment: Add the phrase “of the Fund” after the word “shares.”

Response: We have made the requested change to page 4 of the Prospectus.

7.
Comment: Add a sentence indicating that investors buying and selling shares of the Fund may be subject to brokerage commissions and other costs charged by their broker which are not reflected in the table below.

Response: We have made the requested change to page 4 of the Prospectus.

Annual Fund Operating Expenses

8.
Comment: In the “Distribution and Service (12b-l) Fees” line item, change the word “None” to “0.00%.”  Also add a footnote to the fee table indicating that Fund investors will not pay the 0.25% distribution and service (l2b-l) fee for at least one year.

Response: We have made the requested changes to page 4 of the Prospectus.

October 6, 2009

9.	Comment: Footnotes (a) and (b) should instead be presented as one combined footnote. Also explain in the footnote why Other Expenses are estimated to be “0.00%” for the current fiscal year.

Response: We have made the requested changes to page 4 of the Prospectus.

Example

10.	Comment: Delete the phrase “exchange traded” from the first sentence.

Response: We have made the requested change to Page 5 of the Prospectus.

Portfolio Turnover

11.	Comment: The first three sentences appearing under the “Portfolio Turnover” discussion on page 7 should be moved to the “Portfolio Turnover” discussion on page 3.

Response: We have made the requested change on page 5.

Principal Investment Strategies

12.	Comment: In your response letter, confirm that the Fund will invest exclusively in Underlying ETFs that are not affiliated with the Fund.

Response: We confirm that the Fund will invest exclusively in unaffiliated Underlying ETFs.

13.	Comment: Disclose whether the Fund’s investments in Underlying ETFs will consist of retail shares or creation units.

Response: We have revised the disclosure on page 5 of the Prospectus in the first paragraph to indicate that the Fund’s investments will consist of retail shares of Underlying ETFs.

14.	Comment: Disclose how the Adviser decides which securities to sell.

Response: We have revised the disclosure on page 6 of the Prospectus to add the Adviser’s sell criteria to the last paragraph.

15.	Comment: Identify the categories of debt and equity securities in which the Underlying ETFs may invest.

October 6, 2009

Response: We have revised the disclosure as follows on page 5 of the Prospectus: “The Adviser intends to hold Underlying ETFs that hold equity securities of large, mid and small capitalization companies in the United States, as well as other developed countries and developing countries, and that give the Fund exposure to most major developed and developing markets around the world.  While the Fund intends to primarily invest in Underlying ETFs that hold equity securities, the Adviser may also invest in Underlying ETFs that may hold U.S. and foreign government debt and investment grade corporate bonds.”

16.	Comment: Disclose the extent to which the Fund and the Underlying ETFs may employ leverage or invest in derivatives.

Response: The Adviser intends to employ leverage or invest in derivatives, if at all, as non-principal investment strategies.  We have revised the disclosure on page 10 of the Prospectus under “Additional Investment Strategies” to indicate that the Fund will use the non-principal strategies to a limited extent.

17.	Comment: In your response letter, advise us whether the Fund will be sold through insured depository institutions.

Response: Given that the Fund will be listed on the NYSE Arca, an investor will be able to purchase Fund shares through any institution which can place orders on behalf of its customers, including an insured depository institution.

18.	Comment: Briefly explain in plain English, the meaning of “asset allocation strategy.”

Response: We have added the following disclosure to the second paragraph on page 5 of the Prospectus: “The Adviser’s asset allocation strategy is an investment strategy that pre-determines a target mix of investment types for the Fund to achieve the desired investment objective and then implements the strategy by selecting securities that best represent each of the desired investment types.  The strategy also calls for periodic review of the Fund’s holdings of the desired investment types as markets rise and fall to ensure that the portfolio adheres to the target mix and buys and sells securities to return to the target mix.”

Principal Risks

19.	Comment: Delete the word “exchange·traded” from the first sentence.

Response: We have made the requested change on page 6 of the Prospectus.

Underlying ETF Risk

20.	Comment: Disclose whether the Underlying ETFs may be non-diversified and, if so, disclose the risks to the Fund’s investors.

October 6, 2009

Response: We have made the requested disclosure on page 6 of the Prospectus.

21.	Comment: Disclose the risk that the Underlying ETFs’ performance may not correlate with their applicable index.

Response: We have made the requested disclosure on page 6 of the Prospectus.

22.	Comment: Disclose any risk of the Underlying ETFs trading at a discount.

Response: We have made the requested disclosure on page 8 of the Prospectus.

Equity Risk

23.	Comment: Clarify why direct investments by the Fund in equity securities is not identified as one of its principal strategies, but is identified as one of the principal risks of investing in the Fund.

Response: We have revised the disclosure on page 6 of the Prospectus to indicate that equity risk is applicable to the Underlying ETFs’ investments in equity securities.

Foreign Securities Risk

24.
Comment: State the maximum percentage of Fund assets that may be invested in Underlying ETFs that invest in a material amount of securities of foreign issuers, including the maximum percentage that may be invested in a material amount of securities of emerging market issuers.  In the alternative, disclose that there are no such limitations.

Response: We have added disclosure to this section on page 7 of the Prospectus and the “Principal Investment Strategies” section on page 5 of the Prospectus to indicate that there are no limitations on the amount of securities of foreign issuers, including emerging markets issuers, in which the Fund may invest through Underlying ETFs.

Purchase and Sale of Fund Shares

25.	Comment: The information contained in the third and last sentences of this section duplicates information contained elsewhere in the summary prospectus and, therefore, should be deleted.

Response: We have made the requested change on pages 8-9 of the Prospectus.

26.	Comment: Expand this section to provide all of the information required by Item 6(c)(i) of Form N-1A.

October 6, 2009

Response: No change has been made in response to this comment.  We believe that the paragraph contains the required disclosure.  As required by Item 6(c)(i), we have specified in the paragraph the number of shares that the Fund will issue (or redeem) in exchange for the deposit or delivery of basket assets (50,000) and explained that: 1) individual shares may only be purchased and sold on a national securities exchange through a broker-dealer and 2) the price of Fund shares is based on market price, and that because ETFs trade at market prices, rather than net asset value, shares may trade at a price greater than net asset value (premium) or less than net asset value (discount).

Additional Investment Strategies

27.	Comment: Disclose how much advance notice the Fund will provide investors prior to changing its investment objective.

Response: We have described on page 10 of the Prospectus that the Fund will provide 60 days’ notice of a change in its investment objective.

28.
Comment: Clarify which strategies discussed in this section are principal and which are not. For example, the summary prospectus states that Underlying ETFs that invest in securities of emerging market issuers are a principal investment strategy of the Fund. However, the disclosure contained in this section suggests otherwise.

Response: Investing in Underlying ETFs that invest in securities of emerging market issuers is a principal strategy of the Fund.  We have moved the corresponding emerging markets risk to the “Principal Risks” section on pages 7-8 of the Prospectus.

29.	Comment: In the penultimate sentence of the last paragraph, clarify whether investing in debt and other equity securities is a non-principal strategy of the Fund.

Response: We have indicated on page 10 of the Prospectus that these are non-principal strategies.

Temporary Defensive Position

30.	Comment: Clarify that debt securities rated BBB and A are not high-quality debt securities, and that debt securities rated BBB possess speculative characteristics.

Response: We have revised the disclosure page 10 of the Prospectus to indicate that the Fund may invest in investment grade debt securities.

Additional Risks

31.	Comment: Provide a risk factor pertaining to the layering of fees and expenses due to the Fund’s “fund of funds” structure.

October 6, 2009

Response: We have made the requested change on page 11 of the Prospectus.

32.	Comment: Disclose, if true, that the Fund’s Adviser has no experience managing or administering an investment company.

Response: We have made the requested disclosure on page 12 of the Prospectus.

33.
Comment: In your response letter, indicate why the risks described under “Trading Issues,” “Fluctuation of Net Asset Value,” and “Costs of Buying or Selling Shares” are not mentioned in the summary prospectus.

Response: We have moved “Fluctuation of Net Asset Value” to the “Principal Risks” section of the summary prospectus.  However, we do not believe that “Trading Issues” or “Costs of Buying or Selling Shares” should be included in the summary prospectus for the Fund because they are not principal risks of the Fund.

Portfolio Manager

34.	Comment: Identify the time periods during which Mr. Hrabal was engaged in the various activities described in his business biography.

Response: We have made the requested change on page 12 of the Prospectus.

Investments by Registered Investment Companies

35.
Comment: The restrictions on registered investments companies’ investments in the securities of other investment companies should instead be discussed in the prospectus, rather than be relegated to the SAI.

Response: We have not made a change in response to the comment.  The current disclosure in the Fund’s Prospectus on page 10 notes that Section 12(d)(1) imposes restrictions, including a cross reference to the disclosures in the SAI and is consistent with what is required by the exemptive application filed by the Adviser.  Further, the Fund intends to rely on the exemptive relief of other ETFs, permitting the Fund to acquire shares of such ETFs beyond the limits set forth in Section 12.

October 6, 2009

Statement of Additional Information

Cover Page

36.	Comment: Identify the exchange ticker symbol of the Fund’s securities and the principal U.S. market on which the Fund’s shares are traded.

Response: We have made the requested change to the cover page of the SAI.

General Information About the Trust – Organization

37.	Comment: In the penultimate sentence, specify the maximum amount of transaction fees permitted.

Response: We have made the requested change on page 3 of the SAI.

38.
Comment: In the last sentence, specify the type and amount of the “additional transaction fee of up to five times the fixed Creation or Redemption Transaction Fee” and the circumstances under which it will apply.

Response: We have made the requested changes on page 3 of the SAI.

Repurchase Agreements

39.	Comment: Specify the maximum percentage of the Fund’s total assets that can be invested in repurchase agreements.

Response: We have revised the disclosure on page 8 of the SAI to indicate that the Fund will not invest more than 15% of net assets in illiquid securities, including repurchase agreements having maturities longer than seven days.  There is no limit on the amount in which the Fund can invest in repurchase agreements that are not considered illiquid.

Lending Portfolio Securities

40.
Comment: Expand the disclosure to indicate that, while the voting rights with respect to securities on loan may pass to the borrower, the Fund’s Board of Trustees has a fiduciary obligation to recall a loan in time to vote proxies if it has knowledge that a vote concerning a material event regarding the securities will occur.

Response: We have made the requested disclosure on page 10 of the SAI.

October 6, 2009

Investment Restrictions

41.
Comment: Disclose that the Fund will aggregate the portfolio holdings of its Underlying ETF holdings so that the Fund will not have indirectly invested more than 25% of its assets in a particular industry or group of industries.

Response: We have made the requested change.

42.
Comment: Add a non-fundamental investment restriction prohibiting the Fund from purchasing any security while outstanding borrowings by the Fund represent more than 5% of the Fund’s total assets. In the alternative, add leverage risk disclosure to the prospectus.

Response: We have added on page 18 of the SAI a restriction on purchasing any security while outstanding borrowings exceed 5% of the Fund’s total assets.

Borrowing

43.	Comment: Expand the disclosure to specify the maximum amount of borrowings permitted, including reverse repurchase agreements, as a percentage of the Fund’s total assets.

Response: We have revised the disclosure on page 9 of the SAI to indicate that the Fund may borrow up to the limits permitted by the Investment Company Act of 1940.

Lending

44.	Comment: Disclose the maximum percentage of Fund assets that can be invested in each of 1) repurchase agreements and 2) securities lending.

Response: For repurchase agreements, see response to Comment 39.  We have revised the disclosure in the “Lending Portfolio Securities” section on page 10 of the SAI to indicate that the Fund may lend its portfolio securities in an amount not to exceed 33 1/3% of its total assets.

Investment Companies

45.	Comment: Expand the third paragraph to indicate whether the Fund has applied for an exemptive order and the status of such application.

October 6, 2009

Response: The purpose of the “Investment Companies” section is to discuss the Fund’s investments in other investment companies.  The Fund will not be relying on its own exemptive relief to effect these investments, but the relief obtained by the Underlying ETFs.  Accordingly, we have revised the disclosure in the last paragraph under the heading “Investment Companies” on page 15 of the SAI to indicate that the Fund intends to enter into participant agreements with Underlying ETFs that have obtained exemptive relief permitting the Fund’s purchase of shares of those ETFs beyond the limits set forth in sections 12(d)(1)(A) and 12(d)(1)(B).  The Fund does not need any additional exemptive relief to invest in Underlying ETFs.  With respect to the exemptive application pertaining to the Fund, the Advisor and the Trust filed an amended and restated exemptive application on September 28, 2009.

Description of Shares

46.	Comment: Expand the last sentence of the first paragraph to address whether the Creation Units, when issued, are fully paid and non-assessable.

47.	Response: We have made the requested change on page 25 of the SAI.

Determination of Net Asset Value

48.
Comment: It appears that the second sentence of the second paragraph should be revised to delete the reference to amortized cost as a market valuation and instead to indicate that the Fund’s Board of Trustees has determined that amortized cost equals fair value.

Response: We have revised the sentence to delete the reference to amortized cost on page 36 of the SAI.

* * * * * * * * * * * *

October 6, 2009

I hereby acknowledge on behalf of the Trust that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in its registration statement; (ii) SEC staff comments or changes to disclosure in response to staff comments in the registration statement reviewed by the staff do not foreclose the SEC from taking any action with respect to the registration statement; and (iii) the Trust may not assert SEC staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Once we have received any further comments, we will file a further amendment containing financial statements, and any remaining exhibits and required consents, accompanied by a request for acceleration of effectiveness of the registration statement.  Please do not hesitate to contact me with any questions or comments at 202.739.5654, or one of my colleagues, Michael Berenson at 202-739-5450 or Abigail Bertumen at 202-739-5945.  We appreciate your continued attention to this filing.

Sincerely,

/s/ W. John McGuire

W. John McGuire